Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Tel: +1.212.859.8000 Fax: +1.212.859.4000 www.friedfrank.com

August 25, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Ruairi Regan and Brigitte Lippmann

Re:	Seritage Growth Properties
Preliminary Proxy Statement on Schedule 14A
Filed July 7, 2022
File No. 001-37420

Dear Mr. Regan and Ms. Lippmann:

This letter is submitted on behalf of Seritage Growth Properties (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated August 17, 2022 (the “Comment Letter”) relating to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on July 7, 2022 (the “Preliminary Proxy Statement”), and correspondence submitted on behalf of the Company to the Staff on July 29, 2022.

Simultaneously with the submission of this letter, the Company is filing a revised preliminary proxy statement on Schedule 14A (the “ Revised Preliminary Proxy Statement”).

In this letter, we have set forth below in italicized, bold type each of the Staff’s comments contained in the Comment Letter and have followed each comment with a response. All capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Revised Preliminary Proxy Statement.

General

1.

We note your response to comment 1. As reflected in your response, please disclose in the proxy statement that in the event that the company determines to effect a transaction which, pursuant to Maryland law, would require a shareholder vote, the company would circulate a subsequent proxy statement that would comply with Item 14 of Schedule 14A.

The Company has included the requested disclosure pages 7, 66 and 91 of the Revised Preliminary Proxy Statement.

New York • Washington • London • Frankfurt • Brussels

Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Securities and Exchange Commission

August 25, 2022

2.

We note your disclosure that the company engaged Barclays as its financial advisor and that Barclays prepared a presentation to the special committee regarding its analyses of the Estimated Total Shareholder Distributions Range, including projections. We also note your disclosure that CBRE provided input on the Estimated Total Shareholder Distributions Range. Please disclose the information required by Item 1015(b) of Regulation M-A in the filing.

The Company has included the requested information contemplated by Item 1015(b) of Regulation M-A with respect to Barclays and CBRE, on pages 64, 66, 71, 73, 74 and 75 of the Revised Preliminary Proxy Statement.

The Company has deleted the reference to projections and supplementally advises the Staff that Barclays’ presentation to the Board of Directors of the Company did not contain separate reports, opinions or appraisals from Barclays, nor any separate projections related to the Company. The Company engaged Barclays as its lead financial advisor with respect to pursuing a potential sale of the Company as a whole and/or potential sales of portfolios of, or certain individual assets of the Company, but not as a financial advisor in connection with the Company’s analysis of the plan of sale or management’s calculation of the Estimated Total Shareholder Distributions Range. The prior reference to the projections described on pages 73, 74 and 75 of the Preliminary Proxy Statement referred to an estimate of the preliminary Estimated Total Shareholder Distributions Range as calculated by management and was not intended to suggest that separate projections had been prepared in connection with the Company’s analysis. The Company has revised disclosure contained on pages 73, 74 and 75 of the Revised Preliminary Proxy Statement, respectively, to reflect these clarifications.

3.

We note your response to comment 2. As reflected in your response, please disclose in the proxy statement that if the company were to decide to engage in a transaction with Mr. Lampert or any of his affiliates that would constitute a Rule 13e-3 transaction, the company would file a Schedule 13E-3 and circulate a subsequent proxy statement, which would comply with the requirements of Schedule 13e-3 and seek separate shareholder approval for that transaction. Note that if a series of transactions by an affiliate results in a going private effect, a Schedule 13E-3 must be filed at the first step of such series.

The Company has included the requested disclosure on pages 7 and 91 of the Revised Preliminary Proxy Statement.

* * * *

Securities and Exchange Commission

August 25, 2022

Please direct any questions regarding the Company’s responses to me at 212-859-8763 or via e-mail at philip.richter@friedfrank.com.

Very truly yours,

/s/ Philip Richter
Philip Richter

cc:	Matthew Fernand, Chief Legal Officer, Seritage Growth Properties

Charles Ruck, Latham & Watkins LLP

Darren Guttenberg, Latham & Watkins LLP